March 19, 2019

Brandon Mendenhall
Director and CEO
RAD Diversified REIT, Inc.
1306 Monte Vista Ave., No. 5
Upland, California 91786

       Re: RAD Diversified REIT, Inc.
           Amendment No. 1 to
           Draft Offering Statement on Form 1-A
           Submitted February 21, 2019
           CIK No. 0001721469

Dear Mr. Mendenhall:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement submitted February 21, 2019

Management Compensation, page 9

1. Please disclose the estimated asset management fee, acquisition fees, property management fee, and financial management fee, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time. Please refer to Item 4.B of Industry Guide 5.
2. We note your disclosure on page 8 that you are externally managed by RAD Management,
       LLC, and that the manager will oversee all of your business and affairs. We further note the fees to be paid to your manager as well as the compensation to be paid to your executive officers. Please revise your disclosure to specifically describe the role of each of your executive officers in light of your external management by RAD Management,
 Brandon Mendenhall
FirstName LastNameBrandon Mendenhall
RAD Diversified REIT, Inc.
Comapany2019
March 19, NameRAD Diversified REIT, Inc.
March 19, 2019 Page 2
Page 2
FirstName LastName
         LLC.
3. We note your response to comment 14 that the calculation of the financial management fee will be based on the "fair market value of all [y]our real estate assets as determined by your Board of Directors." Please revise to identify any overlap in your board of directors and your manager and explain how you intend to address any conflicts with the calculations of fees based on underlying determinations of fair market values by the board of directors.
Risk Factors
Purchasing real-estate assets at lower-than-market prices is at the core of our business model..., page 22

4. We note your response to comment 6 and the revised disclosure. We continue to believe that you should provide additional disclosure about the risks associated with your acquisition strategy of purchasing tax deeds. Please revise accordingly.
Calculation of Net Asset Value, page 60

5. We note your response to comment 8. Please confirm to us that you will disclose the valuation method(s) and the range or weighted average of key assumptions used by third party appraisers to determine the fair value of your investments when such disclosures become applicable.
6. We note your response to comment 9 and the revised disclosure. We continue to believe that you should provide us, on a supplemental basis, with your template for future NAV disclosures. In addition, please clarify when you intend to commence calculating NAV and explain to us the impact of an NAV calculation that is below $10 on shareholders that purchased or will purchase shares at $10. In this regard, we note the price per share will be adjusted every quarter and will equal the greater of (i) $10 per share or (ii) the sum of
         NAV.
Plan of Distribution, page 62

7. We note your response to comment 10 and your website. Please revise to include all legends in compliance with Rule 255 and provide a detailed analysis regarding how your communications comply with Regulation A and Section 5 of the Securities Act.
8. We note your response to comment 11. Please provide a more detailed analysis of how you intend comply with Rule 251(d)(3)(i)(F) as it appears you will decide when to move funds out of escrow and issue shares based on factors including current operating funds, fees charged by the escrow company, industry health and identified opportunities.
Past Performance of Management Team, page 68

9. We note your response to comment 19. As previously requested, please expand your
 Brandon Mendenhall
FirstName LastNameBrandon Mendenhall
RAD Diversified REIT, Inc.
Comapany2019
March 19, NameRAD Diversified REIT, Inc.
March 19, 2019 Page 3
Page 3
FirstName LastName
         disclosure to describe the specific valuation methodologies and significant inputs used to determine the fair market values of the investment properties held by DDH Fund, DHI
         Holdings and DHI Fund. Please note that "the real estate industry as a whole" and "the
         Manager's experience in the market venue" are not valuation methodologies or significant assumptions.
10. We note your response to comment 1 and the tables provided. Please tell us how you determined it was appropriate to present unrealized gains in these tables and whether any of your prior programs have disposed of any investments.
Table 5 - Sales or Disposals of Properties, page 104

11. Please tell us why no amounts have been disclosed in the last column of the table for the positive or negative operating cash flows of each property during their holding period.
Share Redemption Program, page 143

12. We note your response to comment 2 and the revised disclosure. Please tell us how you determined that your share redemption plan complies with the tender offer rules. In this regard, we note the various caps on the number of redemptions that may occur in each year and that the manager reserves the right to reject any share repurchase request for any reason or no reason.
Note 2 - Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, page FS-8

13. We note that you will elect to amortize goodwill over a maximum of ten years. It is not permissible to amortize goodwill under US GAAP. Please revise your policy to comply with ASC 350-20-35.
Exhibits

14. We note your response to comment 22. The tables on 6 - 37 of Exhibit 15(b)3 still do not appear to be clearly labeled and the level of detail provided may obfuscate financial information that is of primary importance to investors. In addition, we are still unclear how you are able to project five years of operating data when you have yet to commence operations and your Manager's prior programs, as disclosed in this filing, have only been in existence for two to three years. Provide us with specific details regarding your ability to reliably support this projection. To the extent that the projection is reliably supportable, please consider presenting the data in summary form, including but not limited to projected revenue and net income (loss).
General

15. We note that the Subscription Agreement includes an exclusive forum provision. Please include risk factor disclosure in which you discuss the risks to investors of such a
 Brandon Mendenhall
RAD Diversified REIT, Inc.
March 19, 2019
Page 4
         provision.
        You may contact Kristina Marrone, Staff Accountant, at 202-551-3429 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-
551-7150 or Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.



                                                           Sincerely,
FirstName LastNameBrandon Mendenhall
                                                           Division of
Corporation Finance
Comapany NameRAD Diversified REIT, Inc.
                                                           Office of Real
Estate and
March 19, 2019 Page 4                                      Commodities
FirstName LastName